UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-30375
CUSIP Number:  517674-10-7

 (Check one):         ☒    Form 10-K    ☐    Form 20-F    ☐    Form 11-K    ☐   Form 10-Q    ☐    Form 10-D
  ☐     Form N-SAR    ☐    Form N-CSR
  For Period Ended:    December 31, 2009
  ☐    Transition Report on Form 10-K
  ☐    Transition Report on Form 20-F
  ☐    Transition Report on Form 11-K
  ☐    Transition Report on Form 10-Q
  ☐    Transition Report on Form N-SAR
  ☐     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Las Vegas Gaming, Inc.
Full Name of Registrant

3980 Howard Hughes Pkwy., Suite 450
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89169
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) (b) (c)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Las Vegas Gaming Inc. has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 on a timely basis without unreasonable effort or expense due to lack of available resources to enable the commencement of an audit of the Company's financial statements for the fiscal year ended December 31, 2009.  The company expects to file the Form 10-K on or before April 15, 2010, representing the fifteenth calendar day following the applicable due date.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Bruce A. Shepard (Name)	702-871-7111 (Area code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes   ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects the registrant to report a net loss for the year ended December 31, 2009 of approximately 61% less than the comparable period in 2008 (an expected net loss attributable to common shareholders of $5,157,043 for the year ended December 31, 2009 versus a reported net loss attributable to common shareholders of $13,021,691 for the year ended December 31, 2008).

Las Vegas Gaming, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2010	By:	/s/ Bruce A. Shepard
Bruce A. Shepard Chief Financial Officer

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).